FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 2001

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgement is desired, file in triplicate)

                       (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.
  Jess J. Franco, Consultant
  HEC Inc.
  24 Prime Parkway, Natick MA 01760

2.NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED
    PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

  None.

3.REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED
    IS REGULARLY EMPLOYED OR RETAINED.

  HEC Inc. is a non-utility subsidiary of Northeast Utilities. HEC Inc. provides Energy Management for commercial, industrial and institutional customers.

4.POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY
    EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

  The undersigned is a Consultant of HEC Inc. He will represent HEC Inc. as and when appropriate in connection with matters concerning its business before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.(a) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE
      RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (a) AS SUPPLEMENTARY STATEMENT ONLY.)

Name of recipient   Salary or other  To be received    Person or company
                    compensation                       from whom received
                                                       or to be received

                       (a)                 (b)
Jess J. Franco      $ 70,200         To be included    HEC Inc.
                                     in supplemental
                                     statement.

  (b) Basis for compensation if other than salary.

6.(TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.  SEE INSTRUCTIONS.)
    EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN
    ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

  (a) Total amount of routine expenses charged to client: $  none

  (b) Itemized list of all other expenses:   No other expenses.

  Date  January 29, 1998                      (Signed) /s/ Jess J. Frnaco